UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Dated July 24, 2023

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K contains a Stock Exchange Announcement dated 24 July 2023 entitled ‘VODAFONE APPOINTS LUKA MUCIC AS GROUP CHIEF FINANCIAL OFFICER’.

24 July 2023

VODAFONE APPOINTS LUKA MUCIC AS GROUP CHIEF FINANCIAL OFFICER

Vodafone Group Plc ("Vodafone") announces today the appointment of Luka Mucic as Chief Financial Officer and as an Executive Director of Vodafone, effective from 1 September 2023.

Margherita Della Valle, Vodafone Group Chief Executive said: "I am thrilled that Luka will be joining the Vodafone team. He has a strong track record of international leadership, corporate repositioning and value-creation. Luka is joining us at a critical time as we undertake the transformation of Vodafone."

Luka Mucic said: "I am very excited to be joining Vodafone at this important stage of the Group's development. I look forward to working with Margherita and the team in delivering Vodafone's strategic priorities of Customers, Simplicity and Growth."

Jean-François van Boxmeer, Vodafone Group Chair said: "Following a rigorous international and cross-sector search, I am delighted Luka is joining the Board. He brings with him extensive experience in finance, international business - particularly in Germany - and technology."

Other than disclosed below, there is no further information to disclose for Luka Mucic in accordance with Listing Rule 9.6.13.

- ends -

For more information, please contact:

Investor Relations	Media Relations
Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

Supplementary information

Luka Mucic biographical information

Luka Mucic was the Chief Operating Officer of SAP SE from 2014-2017 and its Chief Financial Officer from 2014 until 31 March 2023. During these roles, he was responsible for SAP's groupwide Finance, Legal, Data Protection, Procurement, Audit, Risk Management, Security, IT and process management functions.

He is currently a member of the Supervisory Board of Heidelberg Materials AG, a building materials company listed on the Frankfurt Stock Exchange. He was previously a non-executive director of the Board of Qualtrics International, a company that was listed on the NASDAQ stock exchange, between 28 January 2021 and 28 June 2023.

Luka began his career at SAP in 1996 and has held a series of management positions within the Global Finance and Administration division. He assumed responsibility for M&A projects, as well as for the global risk management function of SAP and the legal department of SAP Markets Europe.

After serving as CFO of SAP's DACH region (comprising Germany, Austria and Switzerland) from 2008 to 2012, he became head of Global Finance and a member of SAP's Global Managing Board in 2013. Luka also oversaw SAP's sustainability efforts and was responsible for SAP's Taulia and SAP Signavio business units.

Luka studied law at the Ruprecht-Karls University of Heidelberg and obtained a joint Executive MBA from Mannheim Business School and ESSEC Paris.

Remuneration

Luka Mucic's remuneration as Group Chief Financial Officer will be as follows:

- Base salary - £760,000 per annum

- Bonus - Maximum of 200% of base

- LTIP - Maximum of 450% of base

- Pension - 10% of base as an allowance, in line with the wider UK workforce

- Car allowance - £19,200

All remuneration arrangements are consistent with the terms of the Directors' Remuneration Policy approved by shareholders at the AGM in July 2020 and those of the Directors' Remuneration Policy which will be submitted for shareholder approval at the AGM in July 2023, including support for relocation in line with Vodafone's relocation and international assignment policies, which will cover (but is not limited to) immigration, relocation, housing, and tax advice. Further detail will be set out in the 2024 Directors' Remuneration Report.

About Vodafone

Vodafone is the largest pan-European and African telecoms company. Our purpose is to connect for a better future by using technology to improve lives, digitalise critical sectors and enable inclusive and sustainable digital societies.

We provide mobile and fixed services to over 300 million customers in 17 countries, partner with mobile networks in 46 more and are also a world leader in the Internet of Things (IoT), connecting over 167 million devices and platforms. With Vodacom Financial Services and M-Pesa, the largest financial technology platform in Africa, we serve more than 71 million people across seven countries.

We are committed to reducing our environmental impact to reach net zero emissions by 2040, while helping our customers reduce their own carbon emissions by 350 million tonnes by 2030. We are driving action to reduce device waste and achieve our target to reuse, resell or recycle 100% of our network waste by 2025.

For more information, please visit www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 24, 2023	By:	/s/ M D B
	Name:	Maaike de Bie
	Title:	Group General Counsel and Company Secretary